Exhibit 21

Subsidiaries

Name	Jurisdiction of Incorporation
Allied Moral Holdings, Ltd.	British Virgin Islands
Tibet Changdu Huiheng Development Company, Ltd.	Tibet
Wuhan Kangqiao Medical New Technology Company, Ltd.	P.R. China
Shenzhen Hyper Technology Company, Ltd. (75% owned)	P.R. China
Beijing Yuankang Kbeta Nuclear Technology Co., Ltd. (50% owned)	P.R. China